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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WAHSINGTON D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No:

Name of Issuer:    Miravant Medical Technologies

Title of Class of Securities:     Common Stock

CUSIP Number:     604690 10 7

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 604690 10 7

 1.   NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

                               Gary S. Kledzik
                               SS#:  ###-##-####

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
           (a)     [     ]
           (b)     [     ]

 3.   SEC USE ONLY

 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          5.   SOLE VOTING POWER
                                1,444,125 shares
          6.   SHARED VOTING POWER
                                None

          7.   SOLE DISPOSITIVE POWER
                                1,444,125 shares

          8.   SHARED DISPOSITIVE POWER
                                None

 9.   AGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                1,444,125 shares

 10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                9.91%

 12.      TYPE OF REPORTING PERSON*
                                Gary S. Kledzik - IN

Item 1   (a)        Name of Issuer:
                                Miravant Medical Technologies

Item 1   (b)        Address of Issuer's Principal Executive Offices:
                                7408 Hollister Avenue
                                Santa Barbara, CA  93117

Item 2   (a)        Name of Person Filing:
                                Gary S. Kledzik

Item 2   (b)        Address of Principal Business Office or, if none, Residence:
                                7408 Hollister Ave., Santa Barbara, CA  93117

Item 2   (c)        Citizenship:
                                United States

Item 2   (d)        Title of Class of Securities:
                                Common Stock

Item 2   (e)        CUSIP Number:
                                604690 10 7

Item 3   (a)        If this statement is file pursuant to Rule 13d-1(b),  or
                    13d-2(b), check whether the person filing is a:
                                Not applicable

Item 4   (a)        Amount beneficially owned:
                                1,444,125 shares

Item 4   (b)        Percent of class:
9.91%

Item 4   (c) Number of shares as to which such person has:

            (i)      sole power to vote or to direct the vote:
                                1,444,125 shares

            (ii)     shared power to vote or to direct the vote:
                                None

            (iii)    sole power to dispose or to direct the disposition of:
                                1,444,125 shares

            (iv)     shared power to dispose or to direct the disposition of:
                                 None

Item 5   Ownership of  Five Percent or Less of a Class:

            [X]      Not Applicable

            [ ]    This  statement  is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6   Ownership of More than Five Percent on Behalf of Another Person:

            [X]      Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            [X]      Not Applicable

Item 8   Identification and Classification of Members of the Group:

            [X]      Not Applicable

Item 9   Notice of Dissolution of Group:

            [X]      Not Applicable

Item 10  Certification:

            [X]      Not Applicable


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 11 , 1997

         By:     /s/ Gary S. Kledzik
                 ----------------------
                     Gary S. Kledzik